0-23277

FOR

AR/S
P.E.
12-31-02

YEARS

our mission

has remained

the same

Annual Report 2002

welcome to

Citizens Bancorp

FOR

45

YEARS

our mission

has remained

the same

Citizens Bancorp

for 45 years our mission has remained focused on...

to our shareholders



William V. Humphreys, Sr.
President and CEO

Jock Gibson
Chairman of the Board

The year 2002

was one in which we were able to take competitive advantage of good planning and a strong financial condition to realize excellent gains for our shareholders.

Our strategic planning process prepared us to deal successfully with the slumping economy and an unprecedented interest rate environment. Our superior liquidity position allowed us to control our cost of funds and maintain a favorable net interest margin, resulting in increased profitability.

Citizens Bancorp generated a net after-tax profit of $4,858,000 for the year. This is a 21 percent increase over the net profit generated in 2001. It represents a 1.6 percent return on average assets, a 15.3 percent return on average equity, and $1.18 net income per common share.

We finished the year with $312.6 million in assets. This represents an increase of 12.3

percent over year-end 2001. This growth in assets was funded primarily by new deposit relationships and retained earnings.

We expanded our branch system in 2002 by opening a new office in Dallas, Oregon. We are optimistic about our opportunity for success in Dallas. Manager Susan Morrill and her staff are experienced bankers who are committed to success and excited about delivering Citizens-style banking to that community.

We also made the very difficult decision to close our University Office (located in the Fred Meyer parking lot on Kings Boulevard in Corvallis). Our closure date was January 31, 2003. While we successfully served customers in this office for nearly 40 years, we simply outgrew this location. Parking and pedestrian safety were real issues and the building no longer served our needs.

All of our University Office customer accounts have been merged into our remaining two offices in Corvallis. All of our University Office employees have been given similar positions in these two offices.

At Citizens Bancorp, we believe that our healthy and positive corporate culture and outstanding customer-service ethic are our primary success factors. We are enjoying the kind of success that ensures continued success.

Our company remains well-positioned and ready to meet the challenges we face in 2003 and beyond.

Our company remains well-positioned and ready to meet the challenges we face in 2003 and beyond. We believe that the success we have enjoyed will continue because we are driven by a strong set of values and we are clearly focused on serving the interest of our shareholders.

We offer our sincere thanks and appreciation to you – our shareholders, customers, and friends – for your loyalty and support.

2002 Board of Directors

Citizens Bancorp



Sitting, left - right:
Sidney A. Huwaldt ◦ Duane L. Sorensen ◦ Jock Gibson ◦ Rosetta C. Venell ◦ James E. Richards

Standing, left - right:
William V. Humphreys, Sr. ◦ Scott A. Fewel ◦ Eric C. Thompson

More than 45 years have passed since a small group of community and business leaders met in April 1957 and voted to establish a home-owned bank in Corvallis. The organizers said they intended to "fill a need for a friendly banking service dedicated to all of the community and to the building of a thriving local economy," according to an early newspaper report.

Less than six months later, on October 5, 1957, Citizens Bank of Corvallis opened for business in a leased building on the northeast corner of Second and Madison streets. The bank began operations with seven employees and $375,000 in assets.

From those humble beginnings, Citizens Bank has blossomed to become one of the most successful and stable community banks in the country. Today, Citizens Bank is home to 130 customer-focused employees. Total assets now exceed $312 million. And our 10 branch offices provide comprehensive banking services to businesses and individuals in eight mid-Willamette Valley communities spanning five Oregon counties.

Yes, we have steadily grown and changed with the times. But at Citizens Bank, we are equally proud of what hasn't changed – our mission to provide superior financial services to our customers, to promote economic growth and stability in our communities, and to deliver outstanding value to our shareholders.

To celebrate our 45th anniversary, we decided to trace the origins of our mission by paging through bank records, news articles, advertisements, and photographs in our assorted collection of scrapbooks. In the process, we discovered how the guiding principles of our founders were directly responsible for the success Citizens Bank enjoys today.

a proud

tradition

of community

banking began

45 years ago

It all began in a two-story brick building at the northeast corner of Second and Madison streets in downtown Corvallis. The optimistic founders of Citizens Bank took out a 10-year lease on the building, with an option for ten additional years.


BANK
CORVALLIS



When the doors opened on October 5, 1957, an estimated 3,500 people turned out to welcome the new community bank.

commitment
to local ownership

The first newspaper story about the new bank appeared in the spring of 1957, before the bank's organizers had even decided on a name. But the article made it clear that our founders had already made a more important decision.

"No name for the proposed bank has been selected," the article said, "but it was indicated that the citizens' ownership would be stressed."

At the time, two banks already operated in Corvallis, but both were national banks with headquarters in Portland. Our founders wanted to create a different kind of bank – one that emphasized local investment and control.

Just a few months later, citizens demonstrated their enthusiasm for a home-owned bank by quickly purchasing all available stock in the new enterprise. The Corvallis Gazette-Times reported that "demand for stock was so great that the established stock quota was

Six community leaders led the effort to open Citizens Bank in Corvallis in 1957. The group, composed of two Oregon State College administrators, two local businessmen, a physician, and a farmer, shared a vision, which they summarized in a May 1957 application to the state superintendent of banks: *"We feel that our city and community should have a banking institution that is dedicated to the service of our community. A bank owned by our local citizens will provide just, efficient, and cooperative assistance for those who are deserving and our community should thrive and develop in a manner which otherwise would not be possible."*

On November 12, 1974, area residents gathered again to celebrate completion of the bank's new Main Office at 275 S.W. Third Street in Corvallis. This facility still serves as the bank's headquarters today.


TOYOTA

soon oversubscribed. Some of the larger subscribers cut down their subscriptions in order to obtain a wider spread of ownership."

When the bank opened on October 5, 1957, as the only home-owned and independently operated bank in Benton County, authorities said it had likely set a new record in Oregon for quick starts. An estimated 3,500 people gathered to watch Mayor Carl Williams cut the ceremonial ribbon. Perhaps many were cheered by reading this thoughtful assurance in the previous day's paper: "The ribbon cutting ceremony is scheduled for 10 a.m. No long speeches are planned, according to officials."

BY THE NUMBERS

As bankers, we love numbers. Here are some that help to define our first 45 years.

35
Citizens at an April 1957 meeting called to establish a home-owned bank in Corvallis.

12,500
Shares of stock sold during the bank's first public offering.

335
Investors who purchased stock during the bank's first public offering.

10/5/1957
Date that Citizens Bank of Corvallis first opened for business.

3,500
People attending the bank's grand opening in 1957.

Citizens Bank Founders

Dr. Waldo W. Ball, physician and surgeon
First bank president; became chairman in July 1966; retired as chairman in 1975 and served as director emeritus until 1980.

Dr. Ball referred to himself as "only a country doctor," and was still practicing (and making house calls!) in 1976 at the age of 80. He estimated he delivered more than 4,100 babies, including at least one current bank employee.



BY THE NUMBERS

375,000
Total assets, in dollars, on opening day.

3,140,000
Total assets, in dollars, on first anniversary.

312,639,000
Total assets, in dollars, as of December 31, 2002.

7
Employees on opening day, October 5, 1957.

130
Employees as of December 31, 2002.

167
Combined years of service on the board of directors by the bank's six founders.

29
Total years of service by Carl J. Weltzin, who retired from the board of directors in 1985 as the bank's last active founder.



Joe Malcom, Philomath Branch Manager, first joined Citizens Bank in 1969 and was at the helm when the Philomath office opened for business on December 9, 1974. As a tireless volunteer in his town, Joe is just one of the many Citizens Bank employees who embody the bank's emphasis on community service.

a promise of superior *performance*

But it takes more than short speeches to attract a crowd, and even more to keep them as customers. Our founders knew that the bank's success would ultimately depend on its ability to provide friendly service and quality products, and they promised to deliver both.

"We hope to make this Citizens Bank just the kind of a bank you, our good friends, wish to have," the Grand Opening advertisement informed. "The best and most modern equipment has been obtained. We will specialize in genuine, person-to-person banking service that is friendly,



G. Burton Wood, agricultural economist, associate dean of agriculture and director of OSU's Agricultural Experiment Stations
Replaced Ball as chairman in 1975; retired in April 1980, succeeded as chairman by Robert C. Wilson.

thoughtful, courteous, and dependable. Our stockholders and directors are your neighbors. Our staff and officers are experienced and capable."

That was good enough for P. O. Urban, who became the bank's first customer by opening an account and making a deposit. By the end of the day, customers had opened an additional 100 accounts. Citizens Bank was on its way.

One year later, the bank's reputation for superior service had grown, and so had business. Accounts totaled 2,500. Assets increased to more than $3 million. Our founders were elated, and on that first anniversary they took out a full-page newspaper ad to thank their customers.

"This bank owes much of its present strength to the confidence, patronage, and loyal cooperation of the home folks we are trying so earnestly to serve," they wrote.

Investors were pleased as well. Just two years after opening, the bank paid its first dividend to stockholders in 1959.

"The officers said the growth of the bank during its first two years of operation had exceeded all expectations," the Gazette-Times reported, "and that the dividend had been paid at an earlier date than had been anticipated."

Just two years after opening, the bank paid its first dividend to stockholders in 1959. This dividend had been paid at an earlier date than had been anticipated.

Miss Drive-In Teller 1963

In the past 45 years, many Citizens Bank employees have received special recognition for providing outstanding customer service or for volunteering in their communities. But in the long history of the bank, one employee's honor stands out as truly unique.



Forty years ago, Susan Erickson turned her Citizens Bank drive-in teller window into a window of opportunity when she was elected Miss Drive-In Teller 1963 by a vote of bankers in a nationwide contest.

Erickson had been among three finalists in the contest, sponsored by the Mosler Safe Company.

Finalists were selected from entries representing all parts of the country by a panel of judges including Hugh Downs, host of NBC's "Today" show; Merv Griffin, star of NBC's "Play Your Hunch," and Marie Fromow, beauty editor of Good Housekeeping magazine.

To go along with her new title, Erickson won an all-expenses-paid, weeklong trip to Bermuda for two. As a result, two Citizens Bank employees emerged as winners when Erickson chose co-worker and roommate Doren Rieken as her traveling companion.

F. E. Price, dean of the OSC school of agriculture

First bank chairman; replaced by Ball in 1966, and served as director emeritus until he died in July 1978 at the age of 79.

In addition to being the former dean and director of agriculture at OSU, he was a member of the OSU faculty for 43 years and an avid gardener.






Citizens Bank
Corvallis, Ore.
Yours very truly,

In her role as transfer agent, Margo Griffith is always ready to serve Citizens Bank investors and to answer questions about the bank's stock. Margo invites shareholders and potential investors to stop by the Main Office for a visit or phone her at (541) 766-2261.

a course toward steady growth

Before long, steady and reliable growth had become a hallmark of Citizens Bank.

The bank's growing ability to reinvest in the community, especially through loans to small businesses, was a considerable source of pride to our founders, as evidenced in a fifth-anniversary ad in October 1962.

"During these first five years, Citizens has extended over 10,000 loans to businesses and individuals of this area," our founders wrote, "*reflecting our confidence in the community* and the community's confidence in us."

The first physical growth occurred in June 1963, when the bank opened the University Office. This was the first branch bank the town had ever seen. The concept was so new that branch managers



Percy P. Lacey, real estate and investments

Retired in March 1975 and served as director emeritus until 1980; died in 1981 at age of 86.

A visit to the Shrine Hospital left such an impression on Percy that he became one of the Shrine East-West football game's organizers. He even played in the 1925 Shrine East-West game, the first in the benefit game's history.

felt compelled to insert the following note in their Grand Opening advertisement: "If your account is now carried at the downtown office, there is no need to transfer it. All business is interchangeable between the two offices. Just use the office which is most convenient to you at the moment."

Customer convenience also motivated construction of the Circle Office, which opened in 1970, and the Philomath Office, which marked the bank's first physical presence outside of Corvallis when it opened in 1974. That same year, employees in the Main Office moved from the original building into the bank's current headquarters, a modern new facility just blocks away.

Meanwhile, the bank's customer base and total assets continued to grow steadily as well. Officials were especially pleased with figures showing the bank's share of community deposits had grown from 5.4 percent in 1957 to 43 percent by the end of 1975.

As Citizens Bank neared its 20th anniversary, it had grown to become the ninth-largest state-chartered bank in Oregon, with assets exceeding $47 million and loans of approximately $26 million. In a July 1976 newspaper article, a top bank officer proudly described Citizen Bank's accomplishments as "orderly growth" that coincided with the orderly growth of the community.

Graphs based on an initial investment of $3,000 (100 shares) in 1957.

cash dividend paid (cumulative amount since 1957)


$100,000
$75,000
$50,000
$25,000
$0
$0
$0
$97,978
$23,352
1957
1962
1972
1982
1992
2002

# of shares owned


50,000
40,000
30,000
20,000
10,000
1000
100
100
100
16,172
48,238
1957
1962
1972
1982
1992
2002

estimated market value


$800,000
$600,000
$400,000
$200,000
$100,000
$0
$3,000
$3,000
$242,577
$723,564
1957
1962
1972
1982
1992
2002

no dividend reinvestment participation
100% dividend reinvestment participation

the above graphs reflect stock splits and stock dividends

Sheridan E. Lovering, president and general manager of Corvallis Auto Parts Company. Retired in March 1975 and served as director emeritus until 1980.



BY THE NUMBERS

100
Checking and savings accounts opened on the first day of business.

2,500
Checking and savings accounts opened during the first year.

20,235
Checking and savings accounts as of December 31, 2002.

11
Branch offices as of December 31, 2002.

8
Cities in the mid-Willamette Valley currently served by a branch office of Citizens Bank.

1959
Year that Citizens Bank paid its first dividend.

0
Number of years that Citizens Bank has not paid a dividend since 1959.

our proud tradition

Much has changed in the past 45 years. In fact, we at Citizens Bank owe a large measure of our current success to a corporate culture that embraces change.

But bank managers and employees also believe that an equal measure of our success has come from abiding by the guiding principles of our founders. These principles continue to form the basis of our proud tradition of community banking.

It's easy to see these principles at work today, even in the most recent items in our scrapbooks.

For example, we renewed our commitment to local ownership last May, when Citizens Bank found itself as the only remaining home-owned bank in the mid-Willamette Valley. Bill Humphreys Sr., Citizens Bank's president and chief executive officer, used the occasion to explain one of the bank's 45-year-old principles.

As 2003 begins, our customers can rest assured that the guiding principles of our founders will continue to define community banking at Citizens Bank.

"We believe local ownership is so important to the defi-



Carl J. Welfzin, farmer and realtor
Retired in March 1981 and served as director emeritus until end of 1985, when he left as the bank's last acting founding director.

nition of a community bank because the owners are the people who influence management," Humphreys told the Gazette-Times. "If your stock is sold across a board to just anyone who's interested in an investment – especially institutional investors – then their goals don't necessarily line up with the goals of the community."

Our continued focus on superior performance was on display this August, when Weiss Ratings Inc. listed Citizens Bank as one of the five strongest financial institutions in Oregon. The firm also awarded the bank a safety rating of A for the sixth consecutive year.

Finally, our continued pursuit of steady growth led us to open our Dallas Office in November. That event demonstrated the bank's preference to grow by accretion, not acquisition.

"It's a huge difference," Humphreys told the Gazette-Times. "When you grow by acquisition, you buy a whole lot of business all at once. We favor gradual growth. We don't feel that acquiring business is the best way to go. We do it by building relationships one at a time."

As 2003 begins, our customers can rest assured that the guiding principles of our founders will continue to define community banking at Citizens Bank. Perhaps Susan Morrill, our newest manager, put it best when she introduced the bank to Dallas and Polk County customers.

"Citizens has been around for 45 years," Morrill told the Polk County Itemizer-Observer. "We're small-town focused and customer-relationship focused. I know every bank says that, but it's true with us."

Susan Morrill became the bank's newest branch manager with the opening of the Dallas Office in November 2002. Susan, a firm believer in Citizens-style community banking, brings an infectious enthusiasm to her new job in Dallas. Just months before the office opened for business, Susan confided to a newspaper reporter, "I'm so excited, I can hardly sleep at night."


Susan

Soon after deciding to open a home-owned bank, our six founders wisely recruited the most experienced banker they could find. Donald H. Finley joined the bank as executive vice president in charge of banking operations and became the seventh member of the original board of directors.

Don Finley, the executive vice president in charge of banking operations

Resigned from board on Sept. 1, 1965. Succeeded by Alden L. Toevs, who became bank president in July 1966.



Financial Highlights

Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

(Dollars in Thousands)

December 31	2002	2001	2000	1999	1998
Total Assets	$312,639	$278,529	$244,380	$239,606	$233,978
Total Deposits	$227,363	$231,821	$200,960	$194,350	$188,235
Total Loans (net)	$178,333	$171,196	$158,920	$139,123	$130,707
Shareholders' Equity	$32,330	$29,524	$27,063	$24,342	$22,585
FOR THE YEAR:					
Net Income	$4,858	$4,028	$3,612	$3,254	$3,840
Income Per Share	$1.18	$0.97	$0.87	$0.79	$0.94

TOTAL ASSETS (IN THOUSANDS)


1998
$233,978
1999
$239,606
2000
$244,380
2001
$278,529
2002
$312,639

SHAREHOLDERS' EQUITY (IN THOUSANDS)


1998
$22,585
1999
$24,342
2000
$27,063
2001
$29,524
2002
$32,330

TOTAL DEPOSITS (IN THOUSANDS)


1998
$188,235
1999
$194,350
2000
$200,960
2001
$231,821
2002
$227,363

NET INCOME (IN THOUSANDS)


1998
$3,840
1999
$3,254
2000
$3,612
2001
$4,028
2002
$4,858

TOTAL LOANS (IN THOUSANDS)


1998
$130,707
1999
$139,123
2000
$158,920
2001
$171,196
2002
$178,333

Consolidated Balance Sheets

December 31, 2002 and 2001

(Dollars in Thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 17,722	$ 15,054
Interest bearing deposits at other financial institutions	16,834	11,717
Securities available for sale	74,178	56,932
Securities held to maturity (fair value $11,571 and $10,244)	11,037	10,051
Federal Home Loan Bank stock, at cost	373	846
Loans	180,879	173,342
Allowance for credit losses	2,546	2,146
Net loans	**178,333**	**171,196**
Premises and equipment	5,948	5,464
Accrued interest receivable	2,356	2,087
Cash value of life insurance	3,769	3,552
Other assets	2,089	1,630
TOTAL ASSETS	**$312,639**	**$278,529**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand	$ 42,589	$ 40,533
Savings and interest-bearing demand	128,827	118,331
Time	55,947	72,957
Total deposits	**227,363**	**231,821**
Short-term borrowings	49,930	14,580
Accrued interest payable	94	209
Other liabilities	2,922	2,395
TOTAL LIABILITIES	**280,309**	**249,005**
COMMITMENTS AND CONTINGENCIES	–	–
SHAREHOLDERS' EQUITY		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2002 – 4,084,210 shares; 2001 – 4,105,308 shares	19,459	19,785
Retained earnings	12,498	9,478
Accumulated other comprehensive income	373	261
TOTAL SHAREHOLDERS' EQUITY	**32,330**	**29,524**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$312,639**	**$278,529**

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands, Except Per Share Amounts)

	2002	2001	2000
INTEREST INCOME			
Loans	$14,428	$15,075	$14,470
Federal funds sold and deposits in banks	298	507	256
Securities:			
Taxable	2,386	2,777	3,333
Tax-exempt	463	396	377
Total interest income	17,575	18,755	18,436
INTEREST EXPENSE			
Deposits	2,770	5,184	5,564
Short-term borrowings	552	490	657
Long-term borrowings	–	–	20
Total interest expense	3,322	5,674	6,241
Net interest income	14,253	13,081	12,195
PROVISION FOR CREDIT LOSSES	624	733	454
Net interest income after provision for credit losses	13,629	12,348	11,741
NON-INTEREST INCOME			
Service charges on deposit accounts	1,623	1,558	1,247
Gains on sales of securities available for sale	100	306	–
Earnings on life insurance policies	217	52	–
BankCard income	1,395	1,204	1,157
Other	438	276	268
Total non-interest income	3,773	3,396	2,672
NON-INTEREST EXPENSE			
Salaries and employee benefits	5,500	4,974	4,527
Occupancy	739	704	643
Furniture and equipment	694	732	703
BankCard expense	1,034	944	940
Other	1,826	1,827	1,774
Total non-interest expense	9,793	9,181	8,587
Income before income taxes	7,609	6,563	5,826
Income Taxes	2,751	2,535	2,214
NET INCOME	$ 4,858	$ 4,028	$ 3,612
Earnings Per Share			
Basic and diluted	$1.18	$.97	$.87

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1999	4,124,091	$19,868	$4,849	($375)	$24,342
COMPREHENSIVE INCOME:					
Net income	–	–	3,612	–	3,612
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	382	382
Comprehensive income					3,994
Cash dividend reinvestment ($16.08 per share)	13,539	217	–	–	217
Cash dividends declared ($.36 per share)	–	–	(1,490)	–	(1,490)
Balance at December 31, 2000	4,137,630	20,085	6,971	7	27,063
COMPREHENSIVE INCOME:					
Net income	–	–	4,028	–	4,028
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	254	254
Comprehensive income					4,282
Cash dividend reinvestment ($10.97 per share)	51,869	569	–	–	569
Cash dividends declared ($.37 per share)	–	–	(1,521)	–	(1,521)
Stock repurchased	(84,191)	(869)	–	–	(869)
Balance at December 31, 2001	4,105,308	19,785	9,478	261	29,524
COMPREHENSIVE INCOME:					
Net income	–	–	4,858	–	4,858
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	–	–	–	112	112
Comprehensive income					4,970
Cash dividend reinvestment ($10.47 per share)	61,589	645	–	–	645
Cash dividends declared ($.45 per share)	–	–	(1,838)	–	(1,838)
Stock repurchased	(82,811)	(972)	–	–	(972)
Options exercised	124	1	–	–	1
Balance at December 31, 2002	4,084,210	$19,459	$12,498	$373	$32,330

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,858	$ 4,028	$ 3,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	624	733	454
Depreciation and amortization	575	684	622
Deferred income tax (benefit)	(225)	(194)	122
Gains on sales of securities available for sale	(100)	(306)	–
Gains on sales of foreclosed real estate	–	(133)	–
Earnings on life insurance policies	(217)	(52)	–
Stock dividends received	(54)	(54)	(51)
(Increase) decrease in interest receivable	(269)	55	(110)
Increase (decrease) in interest payable	(115)	(14)	16
Other - net	38	206	(222)
Net cash provided by operating activities	5,115	4,953	4,443
CASH FLOWS FROM INVESTING ACTIVITIES			
Net increase in interest bearing deposits in banks	(5,117)	(6,273)	(2,574)
Activity in securities available for sale:			
Sales	8,120	7,978	2,001
Maturities, prepayments and calls	40,475	37,000	22,000
Purchases	(65,881)	(50,773)	(13,990)
Activity in securities held to maturity:			
Maturities, prepayments and calls	630	550	605
Purchases	(1,602)	(2,283)	(496)
Redemption of Federal Home Loan Bank stock	527	–	–
Increase in loans made to customers, net of principal collections	(7,620)	(13,078)	(18,876)
Purchases of premises and equipment	(1,024)	(860)	(544)
Proceeds from sales of foreclosed real estate	–	365	–
Additions to foreclosed real estate	–	(27)	–
Purchase of life insurance policies	–	(3,500)	–
Net cash used in investing activities	(31,492)	(30,901)	(11,874)

Consolidated Statements of Cash Flows, cont.

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands)

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(4,458)	30,861	6,610
Net increase (decrease) in short-term borrowings	35,350	713	(1,710)
Repayment of long-term borrowings	–	–	(2,973)
Exercise of stock options	1	–	–
Cash dividends paid	(876)	(921)	(1,268)
Repurchase of common stock	(972)	(869)	–
Net cash provided by financing activities	**29,045**	**29,784**	**659**
Net increase (decrease) in cash and due from banks	**2,668**	**3,836**	**(6,772)**
CASH AND DUE FROM BANKS			
Beginning of year	15,054	11,218	17,990
End of year	**$17,722**	**$15,054**	**$11,218**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$3,437	$5,688	$6,226
Income taxes paid	2,345	2,661	2,185
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Fair value adjustment of securities available for sale, net of tax	$112	$254	$382
Dividend reinvestment	645	569	217
Foreclosed real estate acquired in settlement of loans	–	–	(205)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant intercompany transactions and balances have been eliminated.

NATURE OF OPERATIONS

The Company is a financial holding company which operates primarily through its subsidiary, the Bank. The Bank operates eleven branches located in Benton, Lane, Polk, Yamhill and Linn Counties in western Oregon. The Bank provides loan and deposit services to customers who are predominately small- and medium-sized businesses in western Oregon.

CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets and foreclosed real estate.

Certain prior year amounts have been reclassified, with no change to shareholders' equity or net income, to conform to the 2002 presentation. All dollar amounts, except per share information, are stated in thousands.

SECURITIES AVAILABLE FOR SALE

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

SECURITIES HELD TO MATURITY

Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale and held to maturity below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

LOANS

Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, internal loan grades, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

FORECLOSED REAL ESTATE

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values are charged to income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

INCOME TAXES

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

CASH EQUIVALENTS AND CASH FLOWS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." Cash flows from interest bearing deposits at other banks, loans, deposits, and short-term borrowings are reported net.

The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

CASH AND INTEREST BEARING BALANCES AT OTHER FINANCIAL INSTITUTIONS

The carrying amounts of cash and interest bearing balances at other financial institutions approximate their fair value.

SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Fair values for securities are based on quoted market prices.

FEDERAL HOME LOAN BANK STOCK

The carrying value of Federal Home Loan Bank stock approximates its fair value.

LOANS

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSIT LIABILITIES

The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

SHORT-TERM BORROWINGS

The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate their fair values.

OFF-BALANCE SHEET INSTRUMENTS

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

EARNINGS PER SHARE

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plan. In 2001, the effect of the options on earnings per share was anti-dilutive.

STOCK-BASED COMPENSATION

At December 31, 2002, the Company has an employee stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ending December 31:

	2002	2001	2000
Net income, as reported	$4,858	$4,028	$3,612
Less total stock-based compensation expense determined under fair value method for all qualifying awards	(106)	(72)	(28)
Pro forma net income	$4,752	$3,956	$3,584
Earnings per share:			
Basic and diluted:			
As reported	$1.18	$.97	$.87
Pro forma	1.16	.95	.87

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for all fiscal years beginning after June 15, 2002.

The Company does not anticipate that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and APB Opinion No. 28, *Interim Financial Reporting,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement does not require any change from the method currently used by the Company to account for stock-based compensation, but does require more prominent disclosure in the annual and interim financial statements about the method of accounting for such compensation and the effect of the method used on reported results. This Statement was effective for years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 in the accompanying financial statements; and accordingly, the disclosure requirements are set forth above in the Stock Based Compensation section.

The Financial Accounting Standards Board has issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's consolidated financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the consolidated financial statements for December 31, 2002, with no additional disclosure required.

NOTE 2 - RESTRICTED ASSETS

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 2002 and 2001 were approximately $1,351 and $602, respectively.

NOTE 3 - SECURITIES

Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
SECURITIES AVAILABLE FOR SALE				
December 31, 2002				
U.S. Government and agency securities	$73,566	$622	($10)	$74,178
December 31, 2001				
U.S. Government and agency securities	$56,504	$579	($151)	$56,932
SECURITIES HELD TO MATURITY				
December 31, 2002				
State and municipal securities	$11,037	$534	$ –	$11,571
December 31, 2001				
State and municipal securities	$10,051	$212	($19)	$10,244

The contractual maturities of securities held to maturity and available for sale at December 31, 2002 are as follows:

	HELD TO MATURITY		AVAILABLE FOR SALE	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,636	$ 1,670	$21,130	$21,389
Due from one year to five years	5,187	5,460	52,436	52,789
Due from five to ten years	4,214	4,441	–	–
Due after ten years	–	–	–	–
Total	$11,037	$11,571	$73,566	$74,178

Securities carried at approximately $60,165 at December 31, 2002 and $35,290 at December 31, 2001 were pledged to secure public deposits and repurchase agreements, and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $100 and $306 for the years ended December 31, 2002 and 2001, respectively. There were no gross losses realized in 2002 or 2001.

NOTE 4 - LOANS

Loans at December 31 consist of the following:

	2002	2001
Agriculture	$ 16,196	$ 14,727
Commercial	21,377	22,589
Real estate:		
Residential 1-4 family	30,430	29,667
Construction	15,474	17,885
Commercial and other	93,990	85,024
Consumer	3,882	4,061
	181,349	173,953
Less net deferred loan origination fees	470	611
Total loans	**$180,879**	**$173,342**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2002	2001	2000
Balance at beginning of year	$2,146	$1,510	$1,071
Provision for credit losses	624	733	454
Charge-offs	(237)	(101)	(78)
Recoveries	13	4	63
Net charge-offs	(224)	(97)	(15)
Balance at end of year	**$2,546**	**$2,146**	**$1,510**

Following is a summary of information pertaining to impaired loans:

	2002	2001	2000
DECEMBER 31			
Impaired loans without a valuation allowance	$1,008	$632	$1,001
Impaired loans with a valuation allowance	72	72	116
Total impaired loans	**$1,080**	**$704**	**$1,117**
Valuation allowance related to impaired loans	**$55**	**$34**	**$42**
YEARS ENDED DECEMBER 31			
Average investment in impaired loans	$220	$463	$686
Interest income recognized on a cash basis on impaired loans	–	–	–

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans had been modified. Loans 90 days and over past due still accruing interest were $330 and $2 at December 31, 2001 and 2000, respectively. There were no loans 90 days and over past due still accruing interest at December 31, 2002.

Certain related parties of the Company, principally Company directors, their associates and key officers, were loan customers of the Bank in the ordinary course of business during 2002 and 2001. Total loans outstanding at December 31, 2002 and 2001 to key officers and directors were $4,142 and $4,654, respectively. During 2002, advances totaled $975 and repayments totaled $1,487 on these loans.

NOTE 5 - PREMISES AND EQUIPMENT

The components of premises and equipment at December 31 are as follows:

	2002	2001
Land and buildings	$ 7,421	$ 7,065
Furniture and equipment	2,689	2,561
Construction in progress	606	143
	10,716	9,769
Less accumulated depreciation and amortization	4,768	4,305
Total premises and equipment	$ 5,948	$ 5,464

The Bank leases branch premises under operating leases which expire at various dates through January 31, 2020. Rental expense for leased premises was $160, $147 and $138 for 2002, 2001 and 2000, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2003	$ 129
2004	69
2005	70
2006	62
2007	59
Thereafter	1,277
Total minimum payments required	**$1,666**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

NOTE 6 - DEPOSITS

The composition of deposits at December 31 is as follows:

	2002	2001
Demand deposits, non-interest bearing	$ 42,589	$ 40,533
NOW and money market accounts	117,358	105,937
Savings deposits	11,469	12,394
Time certificates, $100,000 or more	19,808	29,689
Other time certificates	36,139	43,268
Total	$227,363	$231,821

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2003	$48,995
2004	5,001
2005	1,270
2006	275
2007	395
Thereafter	11
	$55,947

NOTE 7 - SHORT-TERM BORROWINGS

Securities sold under agreements to repurchase, federal funds purchased, and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 90 days. The following is a summary of such short-term borrowings for the years ended December 31:

	2002	2001	2000
Average balance during the year	$29,430	$17,172	$16,407
Average interest rate during the year	1.9%	2.8%	4.1%
Maximum month-end balance during the year	49,930	19,070	17,864
Balance at December 31:			
Securities sold under agreement to repurchase	$48,059	$14,298	$13,867
Other	1,871	282	1,216
Weighted average interest rate at December 31	1.9%	1.8%	3.9%

NOTE 8 - EMPLOYEE BENEFITS

Effective January 1, 2002, the Bank terminated its 401(a) plan, and adopted a 401(k) plan. The Bank's 401(k) profit sharing plan covers substantially all employees who have completed one year or more of service, except for executive officers who are covered by a Supplemental Executive Retirement Plan. Contributions to the 401(k) profit sharing plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 2002 were $360. Total contributions to the 401(a) plan in 2001 and 2000 were $377 and $360, respectively.

The Company has a discretionary bonus plan for all employees. The amount of the bonus paid is determined at the end of the year by the Board of Directors. The Company paid bonuses of $265, $240 and $170 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 9 - INCOME TAXES

Income taxes are comprised of the following for the years ended December 31:

	2002	2001	2000
Current:			
Federal	$2,480	$2,251	$1,711
State	496	478	381
Deferred (benefit)	(225)	(194)	122
Total income taxes	**$2,751**	**$2,535**	**$2,214**

The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:

	2002		2001		2000	
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rates	$2,663	35.0%	$2,297	35.0%	$2,039	35.0%
Increase (decrease) resulting from:						
Tax-exempt income	(154)	(2.0)	(114)	(1.7)	(113)	(1.9)
State income taxes, net of federal income tax effect	322	4.2	317	4.8	253	4.3
Earnings on life insurance policies	(74)	(1.0)	(18)	(.3)	–	–
Other	(6)	_	53	.8	35	.6
Total income tax expense	**$2,751**	**36.2%**	**$2,535**	**38.6%**	**$2,214**	**38.0%**

The tax effects of temporary differences that give rise to signifcant portions of deferred tax assets and liabilities at December 31 are:

	2002	2001	2000
DEFERRED TAX ASSETS			
Allowance for credit losses	$ 938	$ 789	$ 589
Deferred compensation	75	30	33
Other	–	1	4
Total deferred tax assets	1,013	820	626
DEFERRED TAX LIABILITIES			
Accumulated depreciation	(39)	(4)	(15)
Deferred income	(66)	(133)	(122)
Unrealized gain on securities available for sale	(239)	(167)	(5)
Total deferred tax liabilities	(344)	(304)	(142)
Net deferred tax assets	$ 669	$ 516	$ 484

Net deferred tax assets are included in other assets on the balance sheets.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2002	2001
Commitments to extend credit:		
Real estate secured	$ 8,133	$ 2,140
Other	26,122	23,787
Total commitments to extend credit	$34,255	$25,927
Standby letters of credit	$2,300	$2,537

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

The Bank has a credit facility with the Federal Home Loan Bank of Seattle (FHLB) totaling 15% of assets. There were no borrowings outstanding at December 31, 2002, 2001 or 2000.

The Bank has agreements with commercial banks for lines of credit totaling $9,000, none of which was used at December 31, 2002 and 2001.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

NOTE 11 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in the State of Oregon. Investments in state and municipal securities involve governmental entities primarily within the State. Loans are generally limited, by state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss) for loans not fully secured by a first lien on real estate, and 25% for loans fully secured by a first lien on real estate.

NOTE 12 - CASH DIVIDEND REINVESTMENT PLAN

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,575,000 shares are authorized for dividend reinvestment, of which 214,213 shares have been issued through December 31, 2002.

NOTE 13 - STOCK OPTIONS

EMPLOYEE STOCK OPTION PLAN

Under the Company's qualified incentive stock option plan, the Company may grant incentive options for up to 1% of issued and outstanding shares of its common stock to certain key employees (as of December 31, 2002, 49,768 shares remain available for grant). The exercise price of each option equals the fair market value of the Company's stock on the date of grant, and an option's maximum term is ten years. All options granted vest over a four-year period at 25% per year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	3.00%	2.55%	3.09%
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.13%	5.15%	5.24%
Expected volatility	24%	17%	13%

The weighted average fair value of options granted during 2002, 2001 and 2000 was $6.32, $4.80 and $3.99, respectively.

A summary of the status of the Company's stock option plan as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates, is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	82,000	$13.16	46,000	$12.08	14,500	$13.00
Granted	36,125	12.50	36,500	14.50	31,500	11.65
Forfeited	(4,525)	13.17	(500)	11.50	–	–
Exercised	(124)	11.50	–	–	–	–
Outstanding at end of year	113,476	$12.95	82,000	$13.16	46,000	$12.08
Options exercisable at year-end	33,370	$12.80	15,000	$12.30	3,625	$13.00

The following summarizes information about stock options outstanding and exercisable at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.00 - $12.50	63,001	9.20	$12.07	13,376	$11.50
$13.00 - $14.50	50,475	8.40	$14.05	19,994	$13.67

NOTE 14 - SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

In October 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering certain management personnel. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Compensation expense related to this plan totaled $101 and $23 in 2002 and 2001, respectively.

Benefits to employees may be funded by life insurance policies, which had a cash surrender value of $3,769 and $3,552 at December 31, 2002 and 2001, respectively. Liabilities to employees, which will be accrued over their expected time to retirement, were $124 and $23 at December 31, 2002 and 2001, respectively.

NOTE 15 - STOCK PURCHASE PLAN

In July 2001, the Company initiated a stock repurchase plan for the purchase of 209,475 shares of its common stock. As of December 31, 2002, 167,002 shares had been repurchased. The plan will remain in place until all the authorized shares have been repurchased.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
DECEMBER 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$31,847	10.25%	$12,463	4.00%	N/A	N/A
Bank	31,779	10.23	12,463	4.00	$15,539	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	31,847	15.24	8,359	4.00	N/A	N/A
Bank	31,779	15.21	8,359	4.00	12,535	6.00
Total capital (to risk-weighted assets):						
Consolidated	34,393	16.46	16,718	8.00	N/A	N/A
Bank	34,325	16.43	16,718	8.00	20,891	10.00

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
DECEMBER 31, 2001						
Tier 1 capital (to average assets):						
Consolidated	$29,113	10.48%	$11,153	4.00%	N/A	N/A
Bank	28,979	10.46	11,085	4.00	$13,856	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	29,113	15.08	7,736	4.00	N/A	N/A
Bank	28,979	15.01	7,722	4.00	11,583	6.00
Total capital (to risk-weighted assets):						
Consolidated	31,259	16.19	15,472	8.00	N/A	N/A
Bank	31,125	16.12	15,444	8.00	19,305	10.00

RESTRICTIONS ON RETAINED EARNINGS

At December 31, 2002, there were no restrictions on the Company's or the Bank's retained earnings regarding payment of dividends.

NOTE 17 - CONDENSED FINANCIAL INFORMATION PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS - DECEMBER 31

	2002	2001
ASSETS		
Cash	$ 1,850	$ 1,633
Investment in Bank	32,262	29,390
Other	56	22
Total assets	$34,168	$31,045
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Dividends payable	$ 1,838	$ 1,521
Shareholders' Equity	32,330	29,524
Total liabilities and shareholders' equity	$34,168	$31,045

CONDENSED STATEMENTS OF INCOME - YEARS ENDED DECEMBER 31

	2002	2001	2000
INCOME			
Dividend income from Bank	$2,742	$2,339	$1,628
EXPENSES			
Amortization and other expense	100	110	93
Income before income tax benefit	2,642	2,229	1,535
INCOME TAX BENEFIT	34	42	47
Income before equity in undistributed income of subsidiary	2,676	2,271	1,582
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	2,182	1,757	2,030
Net income	$4,858	$4,028	$3,612

CONDENSED STATEMENTS OF CASH FLOWS - YEARS ENDED DECEMBER 31

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$4,858	$4,028	$3,612
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	–	2	6
Equity in undistributed income of subsidiary	(2,182)	(1,757)	(2,030)
Other - net	33	127	2
Net cash provided by operating activities	2,709	2,400	1,590
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Bank	(645)	(569)	(217)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	(876)	(921)	(1,268)
Exercise of stock options	1	–	–
Repurchase of common stock	(972)	(869)	–
Net cash used in financing activities	(1,847)	(1,790)	(1,268)
Net increase in cash	217	41	105
CASH			
Beginning of year	1,633	1,592	1,487
End of year	$1,850	$1,633	$1,592

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks, interest bearing deposits with banks	$ 34,556	$ 34,556	$ 26,771	$ 26,771
Securities available for sale	74,178	74,178	56,932	56,932
Securities held to maturity	11,037	11,571	10,051	10,244
Federal Home Loan Bank stock	373	373	846	846
Loans receivable, net	178,333	180,050	171,196	171,557
Accrued interest receivable	2,356	2,356	2,087	2,087
FINANCIAL LIABILITIES				
Deposits	$227,363	$227,609	$231,821	$232,334
Short-term borrowings	49,930	49,930	14,580	14,580
Accrued interest payable	94	94	209	209

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits, and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE 19 - COMPREHENSIVE INCOME

Net unrealized gains and losses are as follows for the years ended December 31:

	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2002			
Unrealized holding gains arising during the year	$284	$109	$175
Less reclassification adjustments for gains realized in net income	(100)	(37)	(63)
Net unrealized gains	$184	$ 72	$112
2001			
Unrealized holding gains arising during the year	$722	$282	$440
Less reclassification adjustments for gains realized in net income	(306)	(120)	(186)
Net unrealized gains	$416	$162	$254
2000			
Unrealized holding gains arising during the year	$686	$304	$382
Less reclassification adjustments for gains realized in net income	–	–	–
Net unrealized gains	$686	$304	$382

NOTE 20 - EARNINGS PER SHARE DISCLOSURES

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
YEAR ENDED DECEMBER 31, 2002			
Basic earnings per share:			
Net income	$4,858	4,111,118	$1.18
Effect of dilutive securities:			
Options	–	1,821	–
Diluted earnings per share:			
Net income	$4,858	4,112,939	$1.18
YEAR ENDED DECEMBER 31, 2001			
Basic earnings per share:			
Net income	$4,028	4,159,507	$.97
Effect of dilutive securities:			
Options	–	–	–
Diluted earnings per share:			
Net income	$4,028	4,159,507	$.97

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
YEAR ENDED DECEMBER 31, 2000			
Basic earnings per share:			
Net income	$3,612	4,135,887	$.87
Effect of dilutive securities:			
Options	–	1,481	–
Diluted earnings per share:			
Net income	$3,612	4,137,368	$.87

NOTE 21 - QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED DECEMBER 31, 2002				
Interest income	$4,317	$4,410	$4,492	$4,356
Interest expense	(900)	(828)	(847)	(747)
Net interest income	3,417	3,582	3,645	3,609
Provision for credit losses	(63)	(84)	(167)	(310)
Noninterest income	799	996	1,017	961
Noninterest expenses	(2,278)	(2,516)	(2,399)	(2,600)
Income before income taxes	1,875	1,978	2,096	1,660
Income taxes	(753)	(657)	(750)	(591)
Net income	$1,122	$1,321	$1,346	$1,069
Basic and Diluted Earnings Per Common Share	$.27	$.32	$.33	$.26
YEAR ENDED DECEMBER 31, 2001				
Interest income	$4,685	$4,749	$4,730	$4,591
Interest expense	(1,641)	(1,528)	(1,408)	(1,097)
Net interest income	3,044	3,221	3,322	3,494
Provision for credit losses	(123)	(123)	(123)	(364)
Noninterest income	741	753	775	1,127
Noninterest expenses	(2,238)	(2,292)	(2,286)	(2,365)
Income before income taxes	1,424	1,559	1,688	1,892
Income taxes	(478)	(628)	(710)	(719)
Net income	$ 946	$ 931	$ 978	$1,173
Basic and Diluted Earnings Per Common Share	$ .23	$ .22	$ .24	$ .28

BOARD OF DIRECTORS
CITIZENS BANCORP
CORVALLIS, OREGON

We have audited the accompanying consolidated balance sheets of **Citizens Bancorp and Subsidiary** as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of **Citizens Bancorp and Subsidiary** for the year ended December 31, 2000 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC's report, dated January 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Citizens Bancorp and Subsidiary** as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 17, 2003

Selected Financial Data

(In thousands, except share data)

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.

Year ended December 31,	2002	2001	% increase (decrease) 2001 to 2002	2000	1999	1998
EARNINGS						
Total interest income	$ 17,575	$ 18,755	(6.29%)	$ 18,436	$ 17,023	$ 16,947
Total interest expense	3,322	5,674	(41.45%)	6,241	6,046	5,917
Net interest income	14,253	13,081	8.96%	12,195	10,977	11,030
Provision for credit losses	624	733	(14.87%)	454	264	236
Net interest income after provision for credit losses	13,629	12,348	10.37%	11,741	10,713	10,794
Total non-interest income	3,773	3,396	11.10%	2,672	2,403	2,226
Total non-interest expense	9,793	9,181	6.67%	8,587	8,079	7,153
Income before taxes	7,609	6,563	15.94%	5,826	5,037	5,867
Income taxes	2,751	2,535	8.52%	2,214	1,783	2,027
Net income	$ 4,858	$ 4,028	20.61%	$ 3,612	$ 3,254	$ 3,840
PER COMMON SHARE (1)						
Net income	$ 1.18	$ .97	21.65%	$ .87	$ .79	$ .94
Cash dividends	.45	.37	21.62%	.36	.36	.34
Book value	7.92	7.19	10.15%	6.54	5.90	5.53
PERIOD END BALANCES						
Total assets	$312,639	$278,529	12.25%	$244,380	$239,606	$233,978
Net loans	178,333	171,196	4.17%	158,920	139,123	130,707
Deposits	227,363	231,821	(1.92%)	200,960	194,350	188,235
Repurchase agreements	48,059	14,298	336.12%	12,651	13,425	16,299
Shareholders' equity	32,330	29,524	9.50%	27,063	24,342	22,585
PERFORMANCE RATIOS						
Return on Average Assets	1.64%	1.48%		1.52%	1.36%	1.83%
Return on Average Equity	15.32%	13.76%		13.75%	13.22%	17.64%
Average Assets to Average Equity	10.73%	10.74%		11.03%	10.29%	10.36%
Efficiency Ratio (2)	53.63%	55.03%		57.01%	59.57%	53.44%

(1) Per share amounts and the average number of shares outstanding have been restated for stock repurchases in 2002 and 2001, a stock dividend of 5% in 1999, a 2-for-1 stock split in 1998, and stock dividends reinvested.

(2) Includes tax equivalent adjustments related to income on securities that is exempt from federal taxes. The federal statutory rate used was 34%.

Management's Discussion and Analysis

OVERVIEW

Citizens Bancorp ("the Company"), an Oregon Corporation and financial bank holding company, was formed in 1996 for the purpose of becoming the holding company of Citizens Bank ("the Bank"). The Company is headquartered in Corvallis, Oregon. Its principal business activities are conducted through its full-service, commercial bank subsidiary, Citizens Bank. The Company has no current plan to engage in any of the financial activities permissible for a financial holding company under Gramm-Leach-Bliley Financial Services Modernization Act.

The Company operates through a two-tiered corporate structure. At the holding company level the affairs of the Company are overseen by a Board of Directors elected by the shareholders of the Company at the annual meeting of shareholders. The business of the Bank is overseen by a Board of Directors elected by the Company, the sole owner of the Bank. As of December 31, 2002, the respective members of the Board of Directors of the Bank and the Board of Directors of the Company are identical.

The Company is authorized to issue up to 10,000,000 shares of common stock, no par value. The Company has registered 1,575,000 shares for issuance under its Dividend Reinvestment Plan, of which 214,213 shares had been issued thereunder as of December 31, 2002. As of December 31, 2002 there were a total of 4,084,210 shares of the Company common stock issued and outstanding. Citizens Bank is the registered transfer agent for the Company's common stock.

Citizens Bank was chartered October 1, 1957 (charter #333) by the State of Oregon as a commercial bank. Since its beginning with a single office in Corvallis, Citizens Bank has expanded to an additional ten locations in the five counties of Benton, Linn, Lane, Yamhill, and Polk. Branches are located in the communities of Corvallis, Philomath, Albany, Junction City, Veneta, McMinnville, Harrisburg, and Dallas.

The Company's culture focuses on the tenets of collaborative leadership, branch autonomy, assertive business development, a positive working environment, a commitment to the community, outstanding customer service, and relationship banking. Management believes that a healthy corporate culture together with a progressive management style will result in constantly improved shareholder value.

The Company's primary goal is to improve shareholder value through increased earnings while maintaining a high level of safety and soundness. The Company is committed to independence and long-term performance strategies. As a result of its corporate culture, the Company continues to show good performance as evidenced by the five-year history of growth in the following selected areas:

(Thousands)	2002	2001	2000	1999	1998
Net Income	$4,858	$4,028	$ 3,612	$3,254	$3,840
Return on Average Equity	15.32%	13.76%	13.75%	13.22%	17.64%
Return on Average Assets	1.64%	1.48%	1.52%	1.36%	1.83%
Average Equity to Average Assets	10.73%	10.74%	11.03%	10.29%	10.36%
Dividend Payout Ratio	37.83%	37.76%	41.25%	45.64%	36.48%
Total Loans (net)	$178,333	$171,196	$158,920	$139,123	$130,707
Total Deposits	$227,363	$231,821	$200,960	$194,350	$188,235
Total Assets	$312,639	$278,529	$244,380	$239,606	$233,978
Total Equity	$32,330	$29,524	$27,063	$24,342	$22,585

The long-term benefit to the Company of its cultural and management style is consistent growth and development of the Bank over time. Management believes the Bank's risk levels have been reduced because of the Bank's expertise in loan, investment, operational, human resource, and technology management.

The Company's primary market focus is to provide commercial bank services to businesses, professionals, and individuals. The Company emphasizes the development of meaningful customer relationships and a high level of service. Its employees are well-trained banking professionals who are committed to these objectives.

The Bank offers deposit accounts, safe-deposit boxes, consumer loans, commercial loans, agricultural loans, and commercial and residential real estate loans. Commercial loans include operating lines of credit, equipment and real estate financing, capital needs, and other traditional financing products.

The Bank has a growing emphasis in financing farm operations, equipment, and property. The Bank has also emphasized loans to professionals with its professional line of credit products. The Bank's loan portfolio has some concentrations in real estate secured loans, primarily commercial properties.

Deposit products include regular and "package" checking accounts, savings accounts, certificates of deposit, money market accounts, and IRA accounts. In addition, the Bank actively markets its repurchase agreement product to corporate customers. The Bank offers a check card, check guarantee card, ATM card as well as a MasterCard and VISA card as part of its retail banking services. The Bank operates a residential mortgage loan origination department that originates loans and sells them into the secondary market.

The Bank offers extended banking hours in selected locations as well as Saturday banking. ATM machines are also available at eleven (11) locations offering 24-hour transaction services, including cash withdrawals, deposits, account transfers, and balance inquiries. The Bank also offers its customers a 24-hour automated telephone service that offers account transfers and balance inquiries.

The Bank, in a continuing effort to meet its customers' needs, has successfully implemented an on-line banking product. The on-line banking product offers services to both individuals and business account customers. Business customers have a comprehensive cash management option. All online users have the availability of the "bill payment" feature. The Bank expects to continually enhance its on-line banking product while maintaining its quality "people to people" customer service. The Bank's on-line banking can be reached at www.CitizensEBank.com.

The Bank opened its eleventh branch in the community of Dallas, Oregon on October 28, 2002. The Dallas Branch is located at 583 SE Jefferson Street in a temporary facility. Construction of the permanent building commenced in January 2003, with completion anticipated sometime in the third quarter of 2003. The Company anticipates the Branch will have strong market penetration in Dallas by providing outstanding banking services by the experienced branch staff.

Management and the Board of Directors recently approved the closure of the Bank's University Branch located at 855 NW Kings Blvd., Corvallis, Oregon on January 31, 2003. The leased facility in which the Branch was operating is in disrepair. The Bank was unable to renegotiate the lease terms in order to economically support the extensive and necessary repairs. Alternative sites in the vicinity of the University Branch were pursued to no avail. Total deposits in this branch at January 31, 2003 were $14.2 million. Two other existing branches are located within a 1.6-mile radius of the University Branch and can fully service the University Branch customers. All existing University Branch employees will be reassigned within the Bank.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). We believe that the following is one of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is established through a provision for credit losses charged to operations. The allowance for credit losses is a significant estimate and management and the Board of Directors regularly evaluate its adequacy by considering a number of factors, including, among other things, current loan grades and delinquency trends, historical loss rates, changes in the composition of the loan portfolio, overall portfolio quality, industry concentrations, and current economic factors and the effect of those factors on a borrower's repayment ability. The use of different estimates or assumptions could produce different provisions for credit losses. In addition, the allowance for credit losses is also subject to regulatory supervision and examination.

RESULTS OF OPERATIONS

NET INCOME

For the three years ended December 31, 2002, the Company's net income was $4.858 million, $4.028 million, and $3.612 million, respectively. 2002 net income increased $.830 million or 20.6% as compared to 2001, which increased $.416 million or 11.5% over 2000. The Company's increased net income in 2002 is primarily due to a decrease in interest expense and an increase in non-interest income. The decrease in interest expense was directly related to the reduction in interest rates by the Federal Reserve Bank over the last year. The increase in non-interest income in 2002 was the result of an increase in service charges on deposit accounts associated with the growth in the number of customer relationships, increased earnings from bank-owned life insurance policies, increased income from Bankcard as a result of increased product usage and customer relationships and fee income from increased production by the Bank's mortgage department. The decrease in interest income was primarily a result of lower interest rates in both the loan and investment portfolio due to the lower rate environment as compared to 2001.

The average rate on loans for 2002, 2001, and 2000 was 8.1%, 9.0%, and 9.6%, respectively. The net decrease in the average loan yield was due to the continuing reduction of market rates in 2002. Management believes that the customer relationships developed by its experienced loan officers contributed to the increase in loan volumes in 2002.

The decrease in the investment portfolio income was due to the reinvestment of maturing securities in lower yielding securities as a result of the lower rate environment.

Increases in loan and security volumes were the primary reasons for the increase in average earning assets in 2002. Average yields on earning assets for 2002, 2001, and 2000 were 6.6%, 7.9%, and 8.5%, respectively.

INTEREST INCOME

Interest income totaled $17.6 million for the year ended December 31, 2002, a 6.3% decrease over the $18.8 million for 2001, which was a 1.7% increase over the $18.4 million for 2000. The 2002 decrease was primarily due to decreased rates on loans and investment securities due to the impact of rate decreases during the year, which negated any increases in earnings from growth in volumes. The increase in 2001 was primarily due to increased loan volumes.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2002 was $3.3 million, a 41.5% decrease over the $5.7 million expense for 2001, which was a 9.1% decrease over the $6.2 million expense for 2000. The decrease in 2002 was due to deposit rate decreases and a decrease in time deposit balances, while in 2001 decreases were due to deposit rate decreases which offset the increase resulting from higher levels of deposits.

NET INTEREST INCOME

Net interest income for the years 2002, 2001, and 2000 was. $14.3 million, $13.1 million, and $12.2 million, respectively. Additionally, for the same periods beginning with 2002, net interest margins, on a tax equivalent basis, were 5.3%, 5.5%, and 5.6%, respectively. Despite an increase in volumes, the decrease in the net interest margin from 2000 to 2001 and from 2001 to 2002 was primarily due to the reduced average rates earned on loans and investment securities, which had a greater impact than the reduced cost of deposits.

The following table sets forth, for the periods indicated, interest income and interest expense with the resulting average yield or rate by category of average earning assets and average interest bearing liabilities.

AVERAGE BALANCES AND TAX-EQUIVALENT NET INTEREST MARGIN

Year Ended December 31, (In thousands)	2002 AVERAGE BALANCE	2002 INT. INCOME (EXPENSE)	2002 AVG. RATE EARNED/PAID	2001 AVERAGE BALANCE	2001 INT. INCOME (EXPENSE)	2001 AVG. RATE EARNED/PAID	2000 AVERAGE BALANCE	2000 INT. INCOME (EXPENSE)	2000 AVG. RATE EARNED/PAID
ASSETS									
Loans (2)	$177,795	$ 14,428	8.11%	$167,842	$ 15,075	8.98%	$ 151,164	$ 14,470	9.57%
Investment securities:									
Taxable	63,619	2,386	3.75%	51,447	2,777	5.40%	57,490	3,333	5.80%
Tax-exempt (1)	10,757	702	6.53%	9,013	600	6.66%	8,418	571	6.78%
Total Investment Securities	**74,376**	**3,088**	**4.15%**	**60,460**	**3,377**	**5.59%**	**65,908**	**3,904**	**5.92%**
Interest bearing deposits in banks and federal funds sold	17,466	298	1.71%	12,520	507	4.05%	3,393	256	7.54%
Total earning assets	**269,637**	**17,814**	**6.61%**	**240,822**	**18,959**	**7.87%**	**220,465**	**18,630**	**8.45%**
Cash and due from banks	14,014			23,302			6,608		
Premises and equipment - net	5,531			5,396			5,197		
Other assets	8,243			4,761			7,185		
Allowance for credit losses	(2,280)			(1,751)			(1,302)		
Total	**$295,145**			**$272,530**			**$238,153**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Savings, MMDA, NOW	$ 126,675	(773)	.61%	$ 108,234	(1,472)	1.36%	$ 102,738	(2,163)	2.11%
Time	66,350	(1,997)	3.01%	72,837	(3,712)	5.10%	62,103	(3,401)	5.48%
Total interest-bearing deposits	**193,025**	**(2,770)**	**1.44%**	**181,071**	**(5,184)**	**2.86%**	**168,841**	**(5,564)**	**3.30%**
Repurchase agreements	28,398	(536)	1.89%	16,002	(449)	2.81%	14,163	(527)	3.72%
Other borrowings	1,032	(16)	1.55%	1,170	(41)	3.50%	2,244	(150)	6.73%
Total interest-bearing liabilities	**222,455**	**(3,322)**	**1.49%**	**198,243**	**(5,674)**	**2.86%**	**181,248**	**(6,241)**	**3.44%**
Demand deposits	38,983			32,062			29,264		
Other liabilities	2,009			12,944			1,377		
Shareholders' equity	31,698			29,281			26,264		
Total	**$295,145**			**$272,530**			**$238,153**		
Net interest income (1)		$ 14,492			$ 13,285			$ 12,389	
Interest income as a % of avg. earning assets			6.61%			7.87%			8.45%
Interest expense as a % of avg. earning assets			1.24%			2.36%			2.83%
Net interest margin			5.37%			5.52%			5.62%

(1) Includes taxable equivalent adjustments related to income on securities that is exempt from federal income taxes. The federal statutory rate was 34%.

(2) For purposes of these calculations, nonaccrual loans are included in the average loan balance outstanding. Loan fees and late charges of $719, $567, and $423 are included in interest income for 2002, 2001 and 2000.

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES

Net interest income after provision for credit losses was $13.6 million at December 31, 2002, $12.3 million at December 31, 2001, and $11.7 million at December 31, 2000. Total provision for credit losses for the three years ending December 31, 2002 was $624,000, $733,000, and $454,000, respectively. The Company decreased the 2002 provision for credit losses based on its analysis of probable losses in the loan portfolio derived from the loan grading system and the loss analysis of impaired loans as of December 31, 2002. Charge-offs of $237,000, $101,000, and $78,000 were realized in 2002, 2001, and 2000, respectively. Recoveries were $13,000, $4,000, and $63,000 during the same periods. Historically, the Company's loan charge-off levels have been very low compared to its peers. Management attributes part of the increases in charge-offs to what would be expected as a result of growth in the loan portfolio. Management will continue to monitor and analyze charge-off levels closely. Management's assessment of the allowance for credit losses includes various factors such as current delinquent and non-performing loans, historical analysis of credit loss experience, knowledge of the present and anticipated economic future of the market area, and loan grades. Management believes the high quality of the loan portfolio reflects the Bank's strong internal controls, excellent loan policy standards, experienced loan officers and conservative underwriting practices. Management believes the allowance for credit losses at December 31, 2002 of $2.5 million is adequate. The allowance for credit losses to total loans at December 31, 2002, 2001, and 2000 respectively was 1.40%, 1.24%, and .95%.

NON-INTEREST INCOME

Non-interest income was $3.8 million for the year ended December 31, 2002, an 11.1% increase from $3.4 million in 2001, which was 27.1% higher than the $2.7 million in 2000. These increases are due to increased income from the Bank's investment in bank-owned life insurance, which was purchased in the last half of 2001, continuing increases in service charges resulting from a fee program implemented in 2000, heightened customer fee income, and improved Bankcard income, which is primarily a function of increased volumes of accounts. The increases were also a result of increased revenue from the Bank's mortgage loan origination activities.

NON-INTEREST EXPENSE

Non-interest expenses consist primarily of employee salaries and benefits, occupancy, data processing, Bankcard services, office supplies, professional services and other non-interest expenses. Overall increases are a result of the Company's increased volume, management's emphasis on business development, start-up cost associated with the new branches in Harrisburg, which opened in July 2001, and in Dallas, which opened in October 2002, and higher levels of marketing, and staff training expenses.

Non-interest expense was $9.8 million for the year ended December 31, 2002, an increase of $.6 million (6.7%) from the year ended December 31, 2001, which was an increase of $.6 million (6.9%) over the period ended December 31, 2000.

At the end of 2002, the Company employed 129 full time equivalent employees compared to 120 at the end of 2001 and 121 at the end of 2000. The primary increase in 2002 was due to the staffing of the new branch in Dallas and the hiring of a training officer. The decrease in 2001 was due to the timing of employment hiring. The Company has continued to increase staff productivity through training, education, and hiring practices.

INCOME TAXES

Income tax expense for 2002 was $2.8 million or 36.2% of income before taxes, 2001 was $2.5 million or 38.6% of income before taxes, and 2000 was $2.2 million or 38.0% of income before taxes.

SHAREHOLDERS' EQUITY

Shareholders' equity increased to $32.3 million at December 31, 2002, from $29.5 million in 2001 and $27.1 million in 2000. This increase reflects net income of $4.9 million, other comprehensive income of $.1 million and $.6 million from the dividend reinvestment plan. These increases were primarily offset by a cash dividend declared of $1.8 million and share repurchases totaling $1.0 million. The Company's average shareholders' equity, as a percentage of average assets, was 10.7% for the year ended December 31, 2002, 10.7% for the year ended December 31, 2001, and 11.0% for the year ended December 31, 2000.

ASSET/LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The Company's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends. This is a "balanced position" strategy, which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities over various contracted repricing periods and maturities as of December 31, 2002. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those, which appear in the table.

December 31, 2002 *(in thousands)*

	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
INTEREST EARNING-ASSETS						
Interest Bearing Deposits	$16,834	$ –	$ –	$ –	$ –	$16,834
Loans	9,664	21,518	19,232	28,162	102,303	180,879
Investments	1,995	9,540	11,490	57,976	4,214	85,215
Total Interest-Earning Assets	$28,493	$31,058	$30,722	$86,138	$106,517	$282,928
INTEREST BEARING-LIABILITIES						
Demand Deposits	$42,589	$ –	$ –	$ –	$ –	$42,589
Savings Deposits	128,827	–	–	–	–	128,827
Time Deposits	21,067	15,389	11,319	8,161	11	55,947
REPO'S	48,059	–	–	–	–	48,059
Other Borrowings	1,871	–	–	–	–	1,871
Total Interest-Bearing Liabilities	$242,413	$15,389	$11,319	$8,161	$11	$277,293
	$(213,920)	$15,669	$19,403	$77,977	$106,506	$5,635
CUMULATIVE INTEREST RATE SENSITIVITY GAP	$(213,920)	$(198,251)	$(178,848)	$(100,871)	$5,635	
CUMULATIVE GAP AS A PERCENT OF TOTAL EARNING ASSETS	(75.61)%	(70.07)%	(63.21)%	(35.65)%	1.99%	

On a straight gap measurement of interest rate sensitivity, the Company is asset sensitive.Using the financial model with historical timings and degree of market rate change effecting the components of the balance sheet, the Company is very slightly asset sensitive. The Company will see little effect on its equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 2002. Management strives to maintain a balanced interest sensitivity position.

The Company sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

INCREASE IN INTEREST RATES	NET INTEREST MARGIN CHANGE	DECREASE IN INTEREST RATES	NET INTEREST MARGIN CHANGE
+1%	$(332)	-.5%	$77
+2%	$(665)	-1%	$155

Rate increases will generally decrease the Company's equity, while rate decreases will generally increase equity.

LIQUIDITY AND SOURCES OF FUNDS

The Company's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. The Company can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors.

Deposits are a primary source of new funds. At December 31, 2002, total deposits were $227.4 million, $231.8 million at December 31, 2001 and $201.0 million at December 31, 2000. The decrease in time certificates of deposits was a result of management's decision not to pay above-market rates for time deposits in competition with other financial institutions when liquidity is well within established asset-liability guidelines. The Company also had REPO's (securities sold under agreements to repurchase) for the periods of December 31, 2002, 2001, and 2000 of $48.1 million, $14.3 million, and $12.7 million, respectively. Management believes the growth in REPO's is a result of continuing penetration into the commercial deposit markets due to the company's emphasis on customer service, its relationship style of banking and on continuing difficulties in the stock market. The overall cost of funds was as follows:

COST OF FUNDS		
2002	2001	2000
1.5%	2.9%	3.4%

Management anticipates that the Company will rely primarily on deposit growth, maturities of investment securities, sales of "available for sale securities," and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term needs, but it is the practice of the Company to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

CAPITAL RESOURCES

The Company is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines that involve quantitative measures of the Company's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2002, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the applicable regulations. To be categorized as "well capitalized", the Company must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital. There are no conditions or events since that notification that management believes have changed its category rating.

Shareholders' equity increased to $32.3 million at December 31, 2002, from $29.5 million in 2001 and $27.1 million in 2000. This increase reflects net income of $4.9 million, other comprehensive income of $.1 million and $.6 million from the dividend reinvestment plan. These increases were primarily offset by a cash dividend declared of $1.8 million and $1.0 million for shares repurchased. The Company's shareholder average equity, as a percentage of average assets, was 10.7% for the year ended December 31, 2002, 10.7% for the year ended December 31, 2001, and 11.0% for the year ended December 31, 2000.

As interest rates change, the value of the Bank's "available for sale" investment portfolio, which is reported at fair value, may be positively or negatively impacted and therefore may cause an increase or a reduction in reported shareholders' equity. Equity grew at 9.5% over the period between December 31, 2001 and December 31, 2002, while assets grew by 12.3% over the same period.

At December 31, 2002, the Company had no material commitment for capital expenditures that would negatively impact the Company's capital position.

LENDING AND CREDIT MANAGEMENT

Interest on loans is the primary source of income for the Company. Net loans represented 57.0% of total assets as of December 31, 2002 as compared to 61.5% at December 31, 2001. The Bank's goal is to serve the credit needs of the communities in which its offices are located. The primary focus for lending is small-to-medium sized businesses, professionals, and individuals. The Bank offers a broad base of loan products. Substantially all of the Bank's loans are to customers located within the Bank's service areas.

Although the risk of non-payment always exists, the type and level of risk changes with different types of loans. The primary source of repayment is the income generated by a business or by an individual. Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. Collateral provides an additional measure of security. The Bank manages risk in the loan portfolio through its loan policies, underwriting practices and continuing education for the lending professionals it employs.

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectible, or when the principal or interest payment becomes 90 days past due. At December 31, 2002 the Bank had no loans that were 90 days or more past due and still accruing interest.

PROVISION FOR CREDIT LOSSES

The provision for credit losses represents charges made to operating expense to maintain an appropriate allowance for credit losses. Management considers various factors in establishing an appropriate allowance. These factors include an assessment of the financial condition of the borrower, a determination of the borrower's ability to service the debt from cash flow, a conservative assessment of the value of the underlying collateral, the condition of the specific industry of the borrower, the economic health of the local community, a comprehensive analysis of the levels and trends of loan types, and a review of past due classified loans, and impaired loans.

It is Bank policy that once each quarter, Bank management makes recommendations to the Board regarding the adequacy of the Bank's allowance for credit losses and any provision necessary to increase the allowance to the recommended level. Management's recommendations are based on an internal loan review process to determine specific potential loss factors on classified loans, risk factor of loan grades, historical loss factors derived from actual net charge-off experience, trends in non-performing loans, and other potential risks in the loan portfolio such as industry concentration, the local economy, and the volume of loans.

Management uses a loan grading system wherein loan officers assign a risk grade to each of their loans at inception and at intervals based on receipt of financial information, renewal, or when there is an indication that a credit may have improved or weakened. The risk grades in the loan portfolio are used in determining a factor that is used in analyzing the adequacy of the allowance for credit losses.

The Bank's policy is to charge off loans when, in management's opinion, the loan or a portion of the loan is deemed uncollectible following a concerted collection effort. Management continues to pursue collection after a loan is charged-off until all possibilities for collection have been exhausted.

For the years ended December 31, 2000 through 2002, the Company charged $454,000, $733,000, and $624,000, respectively, to its provision for credit losses.

It is the opinion of management that the allowance for credit loss at December 31, 2002 of $2.5 million is adequate.

DIVIDENDS AND MARKET PRICE OF COMMON STOCK

No stock dividends were declared in 2002, 2001 or 2000. In July 1997, the company instituted a dividend reinvestment plan, which allows for 50% or 100% of the cash dividends to be reinvested in shares of common stock based upon shareholder election. Under the plan, 1,575,000 shares were authorized for dividend reinvestment, of which, 214,213 shares have been issued through December 31, 2002.

The company declared cash dividends of $.45 per share in 2002, $.37 per share in 2001, and $.36 per share in 2000.

The following sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by Citizens Bancorp.

	Cash Dividend	Stock Dividend	Stock Split
1998	$ .34	—	2 for 1 stock split
1999	$ .36	5%	—
2000	$ .36	—	—
2001	$ .37	—	—
2002	$ .45	—	—

Per share information for prior periods reflect the effects of the stock split and stock dividends.

There is no established market for the Company's common stock, and the stock is not listed on and does not trade on or through any exchange or quotation system. There is no expectation that an established market will develop for the Company's common stock.

Citizens Bank, as the transfer agent for the Company's common stock, keeps an informal record of persons expressing an interest in buying or selling the Company's common stock and introduces prospective buyers and sellers. Citizens Bank also keeps some informal records of prices paid and received for the Company's common stock by certain persons. Neither the Company nor Citizens Bank does or will recommend prices for the Company's common stock.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the periods shown. This information is based solely on prices and information reported to Citizens Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transactions in the Company and Citizens Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

	High	Low
1998	$15.00	$14.50
1999	$17.50	$12.90
2000	$14.44	$10.00
2001	$14.50	$9.75
2002	$15.00	$11.45

Per share information for the current and prior periods reflect the effect of the stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

	High	Low
2001		
First quarter	$11.90	$10.50
Second quarter	$11.25	$10.00
Third quarter	$11.40	$9.75
Fourth quarter	$14.50	$11.70
2002		
First quarter	$14.75	$11.45
Second quarter	$12.50	$12.00
Third quarter	$12.50	$12.00
Fourth quarter	$15.00	$12.25

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is included for the purpose of availing the Company the protection of the safe harbor provisions of this Act. The forward looking statements contained in this report are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. Factors that might result in such material difference include, but are not limited to, economic conditions, the regulatory environment, rapidly changing technology, new legislation, competitive factors, the interest rate environment and the overall condition of the banking industry. Forward looking statements can be identified by such words as "estimate", "believe", "expect", "intend", "anticipate", "should", "may", "will", or other similar words or phrases. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurances that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward looking statements, which reflect management's analysis only as of the date of the statement. The Company does not intend to update these forward looking statements other than in its periodic filings under applicable security laws.

Corporate Information

BOARD OF DIRECTORS

Jock Gibson, Chairman
Lochmead Dairy & Dari Mart Stores
Junction City, Oregon

William V. Humphreys, Sr.
President and CEO
Citizens Bank/Citizens Bancorp
Corvallis, Oregon

Scott A. Fewel
Fewel & Brewer, Attorneys at Law
Corvallis, Oregon

Sidney A. Huwaldt
Western States Insurance Agency, Inc.
McMinnville, Oregon

James E. Richards
Fisher Implement Company
Albany, Oregon

Duane L. Sorensen
Retired, Waste Control Systems, Inc.
Corvallis, Oregon

Eric C. Thompson
Thompson Timber Company
Corvallis, Oregon

Rosetta C. Venell
Venell Farms, Inc., Venell Pellets, Inc.,
Mid-Valley Agricultural Products, Inc.
Corvallis, Oregon

Emeritus Director
Gene N. Thompson

EXECUTIVE OFFICERS

William V. Humphreys, Sr.
President & Chief Executive Officer

William F. Hubel, Jr.
Executive Vice President
and Chief Operating Officer

Steve R. Terjeson
Executive Vice President
and Chief Lending Officer

Lark E. Wysham
Executive Vice President
and Chief Financial Officer

Scott M. Zimbrick
Executive Vice President
and Chief Marketing Officer

SERVICES

Mortgage Department
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Eric Chytka, Manager

Merchant Services
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Ranee McDougal, Assistant Vice President

Transfer Agent
Citizens Bank
Shareholder Relations
PO Box 30
Corvallis, OR 97339
(541) 766-2261
Margo Griffith, Agent

Investment Services provided by:
Raymond James Financial Services, Inc.
David I. Cudo
Registered Investment Advisor
310 NW 5th Street, Suite 203
Corvallis, OR 97330
(541) 758-0290 ◦ (800) 285-2836

BRANCH OFFICES

East Albany Office
PO Box 249, 2315 14th Avenue SE
Albany, OR 97321
(541) 967-1992
Dave Perry, Manager

West Albany Office
PO Box 1007, 2230 Pacific Blvd SW
Albany, OR 97321
(541) 812-6178
Jennifer Stanaway, Manager

Main Office - Corvallis
PO Box 30, 275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
David M. Gazeley, Manager

Circle Office - Corvallis
PO Box 30, 978 NW Circle Blvd
Corvallis, OR 97339
(541) 752-5161
Doug Ingalls, Manager

Philomath Office
PO Box 1629, 1224 Main Street
Philomath, OR 97370
(541) 929-3228
Joe Malcom, Manager

Dallas Office
PO Box 958, 583 SE Jefferson Street
Dallas, OR 97338
(503) 623-3119
Susan Morrill, Manager

Junction City Office
PO Box 399, 955 Ivy Street
Junction City, OR 97448
(541) 998-8734
Greg Duff, Manager

Harrisburg Office
230 North 3rd Street, Suite 101
Harrisburg, OR 97446
(541) 995-4699
Greg Duff, Manager

Veneta Office
PO Box 129, 88312 Territorial Road
Veneta, OR 97487
(541) 935-4141
DeAnn Cherbas, Manager

McMinnville Office
PO Box 647, 455 NE Baker Street
McMinnville, OR 97128
(503) 474-9441
Todd Caster, Manager

Annual Report 2002